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18005025

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

Mail Processing Section

MAR 01 2018

Washington DC 415

SEC FILE NUMBER
8-42836

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/17 (MM/DD/YY) AND ENDING 12/31/17 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: BCP SECURITIES, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

289 GREENWICH AVENUE, 4th FLOOR
(No. and Street)

GREENWICH (City) CT (State) 06830 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

EDWIN GARCIA (203) 629-2181
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

COHNREZNICK, LLP
(Name – *if individual, state last, first, middle name*)

1301 AVENUE OF THE AMERICAS (Address) NEW YORK (City) NY (State) 10019 (Zip Code)

CHECK ONE:

- ☐ Certified Public Accountant
- ☑ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

DB

OATH OR AFFIRMATION

I, RANDALL E. PIKE, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of BCP SECURITIES, LLC, as of DECEMBER 31, 2017, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

PRESIDENT & CEO

Title

STATE OF CONNECTICUT)
) ss. Greenwich January 12, 2018
COUNTY OF FAIRFIELD)

Philip H. Bartels
Notary Public
My Commission Expires: 11/30/19

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [x] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BCP SECURITIES, LLC & SUBSIDIARIES
CONSOLIDATED FINANCIAL STATEMENT
DECEMBER 31, 2017

CONTENTS

SECTION I
REPORT PURSUANT TO RULE 17a-5(d) OF
THE SECURITIES AND EXCHANGE COMMISSION

COHNREZNICK
ACCOUNTING • TAX • ADVISORY

CohnReznick LLP
cohnreznick.com

Report of Independent Registered Public Accounting Firm

To the Members
of BCP Securities, LLC

Opinion on the Financial Statements

We have audited the accompanying consolidated statement of financial condition of BCP Securities, LLC and Subsidiaries (the "Company") as of December 31, 2017, the related consolidated statements of income, changes in members' capital, and cash flows for the year then ended, and the related notes and schedules (collectively referred to as the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2017, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's consolidated financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The supplemental information contained in the supplementary schedules 1, 2 and 3 has been subjected to audit procedures performed in conjunction with the audit of the Company's consolidated financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the consolidated financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the consolidated financial statements as a whole.

CohnReznick LLP

We have served as the Company's auditor since 2016.
New York, New York
February 28, 2018

BCP SECURITIES, LLC & SUBSIDIARIES
CONSOLIDATED STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2017

ASSETS

Cash and cash equivalents		$	7,562,555
Due from brokers			10,212,981
Securities owned, at fair value			16,579,292
Furniture, equipment and leasehold improvements	$ 3,119,978		
Less: accumulated depreciation and amortization	(1,108,227)		2,011,751
Security deposits and other assets			1,603,442
TOTAL ASSETS		$	37,970,021

LIABILITIES AND MEMBERS' CAPITAL

Liabilities		
Accrued expenses and other liabilities	$	2,637,568
Mortgage payable		735,017
Securities sold, not yet purchased, at fair value		14,992,579
TOTAL LIABILITIES		18,365,164
Commitments and contingencies		
Members' capital		19,604,857
TOTAL LIABILITIES AND MEMBERS' CAPITAL	$	37,970,021

The accompanying notes are an integral part of these consolidated financial statements.

BCP SECURITIES, LLC & SUBSIDIARIES
CONSOLIDATED STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2017

Revenue:	
Trading profits	$ 24,311,318
Underwritings and fee income	8,329,565
Interest and dividends	1,556,355
Equity in loss of investees	(251,582)
TOTAL REVENUE	33,945,656
Expenses:	
Salaries and commissions	16,325,103
Tickers and quotes	1,686,296
Interest expense	1,669,374
Employee benefits	1,628,895
Clearance and brokerage	1,408,746
Consulting and outside services	984,406
Travel and entertainment	795,344
Rent	638,005
Office expense	457,731
Administrative expenses	333,269
Other expenses	326,109
Taxes other than income taxes	314,019
Professional fees	176,649
Depreciation and amortization	115,007
TOTAL EXPENSES	26,858,953
NET INCOME	$ 7,086,703

The accompanying notes are an integral part of these consolidated financial statements.

BCP SECURITIES, LLC & SUBSIDIARIES
CONSOLIDATED STATEMENT OF CHANGES IN MEMBERS' CAPITAL
FOR THE YEAR ENDED DECEMBER 31, 2017

Members' capital at December 31, 2016	$ 17,124,409
Capital withdrawals	(4,606,255)
Net income	7,086,703
Members' capital at December 31, 2017	$ 19,604,857

The accompanying notes are an integral part of these consolidated financial statements.

BCP SECURITIES, LLC & SUBSIDIARIES
CONSOLIDATED STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2017

Cash Flows from Operating Activities:		
Net income		$ 7,086,703
Adjustments to reconcile net income to net cash Provided by operation activities:		
Depreciation and amortization	$ 115,007	
Equity in income of investees	251,582	
(Increase) decrease in operating assets:		
Due from brokers	6,305,400	
Securities owned, at fair value	(717,009)	
Security deposits and other assets	(324,692)	
Increase (decrease) in operating liabilities:		
Accrued expenses and other liabilities	(142,631)	
Securities sold, not yet purchased, at fair value	(4,068,539)	
Net adjustments		1,419,118
Net Cash Provided by Operating Activities		8,505,821
Cash Flows from Investing Activities:		
Purchase of fixed assets	(34,103)	
Step acquisition, net of cash acquired	(430,895)	
Net Cash Used In Investing Activities		(464,998)
Cash Flows from Financing Activities:		
Payments related to mortgage payable	(51,703)	
Capital withdrawals	(4,606,255)	
Net Cash Used In Financing Activities		(4,657,958)
Effects of exchange rate changes on cash		(52,156)
Net Increase in Cash		3,330,709
Cash and Cash Equivalents at Beginning of Year		4,231,846
Cash and Cash Equivalents at End of Year		$ 7,562,555
Supplemental Disclosure of Cash Flow Information:		
Interest paid for the year		$ 1,669,374

The accompanying notes are an integral part of these consolidated financial statements.

NOTE 1. SIGNIFICANT BUSINESS ACTIVITIES

BCP Securities, LLC & Subsidiaries (the "Company"), a Connecticut limited liability company formed on December 1, 1999, is a registered broker-dealer with the Securities and Exchange Commission ("SEC") and a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"). The Company acts as a broker executing customer orders for the purchase and sale of marketable securities on their behalf on a fully disclosed basis with a clearing broker-dealer. In addition, the Company is involved in proprietary trading, buying and selling securities for its own account. The Company also acts as an underwriter of securities offerings. The Company operates under the exemptive provisions of SEC Rule 15c3-3-(k)(2)(ii).

In the normal course of its business, the Company enters into financial transactions where the risk of potential loss due to changes in market (market risk) or failure of the other party to the transaction to perform (counterparty risk) exceeds the amounts recorded for the transaction.

The Company's policy is to continuously monitor its exposure to market and counterparty risk through the use of a variety of financial position and credit exposure reporting and control procedures. In addition, the Company has a policy of reviewing the credit standing of each broker-dealer, clearing organization, customer and/or other counterparty with which it conducts business.

The clearing and depository operations for the Company's proprietary transactions are performed by its clearing broker pursuant to the clearance agreement. At December 31, 2017, the due from brokers, as reflected on the consolidated statement of financial condition, consisted substantially of cash due from this broker.

The Company has four wholly-owned subsidiaries: Baer, Crosby and Pike, Agencia De Valores, S.A. ("Spain"), BCP Securities Asia Pte Ltd. ("Singapore"), BCP Securities Do Brasil Representacoes Ltda. ("Brasil"), and Bear Crosby Pike de Mexico, S. De R.L. De C.V. ("Mexico"), (the "Subsidiaries"). Spain and Singapore operate as separate companies in those regions with Spain subject to regulatory oversight by *Comisión Nacional del Mercado de Valores* ("CNMV") and Singapore is registered with the *Accounting and Corporate Regulatory Authority* ("ACRA"). Brasil is a representation office registered with the Central Bank of Brasil. Mexico is a corporate venture focused on building client relationships and working with them to provide innovative financial solutions. The consolidated financial statements include the accounts of both the Company and its wholly-owned Subsidiaries. All inter-company balances and transactions are eliminated on consolidation.

NOTE 2. SIGNIFICANT ACCOUNTING POLICIES

The preparation of financial statements in conformity with United States Generally Accepted Accounting Principles (GAAP) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilitites at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Transactions in securities and related trading revenue and expense are recorded on the trade date basis. Securities owned or sold, not yet purchased are valued at fair value, and the resulting unrealized gains and losses are included in trading profits.

Underwriting and fee income includes gains and fees, net of syndicate expenses, arising from securities offerings in which the Company acts as an underwriter or agent. Underwriting and fee income also includes fees earned from providing merger-and-acquisition and financial restructuring advisory services.

In May 2014, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2014-09, *Revenue from Contracts with Customers*, as a new topic, ASC 606. The new revenue recognition standard provides a five-step analysis of transactions to determine when and how revenue is recognized. The core principle is that a company should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. In August 2015, the FASB issued ASU 2015-14, *Revenue from Contracts with Customers (Topic 606): Deferral of the Effective Date,* which delayed the effective date of ASU 2014-09 by one year. As a result, ASU 2014-09, as amended, is effective for the Company beginning January 1, 2018, and can be applied retrospectively to each period presented or as a cumulative-effect adjustment as of the date of adoption. The Company is currently evaluating the potential effect of adopting this guidance on its consolidated financial statements, as well as the transition methods.

Furniture, equipment and leasehold improvements are reported at historical cost, net of accumulated depreciation and amortization. They are depreciated and amortized using the straight-line method over their estimated useful lives.

For purposes of the consolidated statement of cash flows, the Company considers all highly liquid investments with a maturity of three months or less when purchased, to be cash equivalents.

NOTE 2. SIGNIFICANT ACCOUNTING POLICIES (continued)

The Company maintains cash and cash equivalents with financial institutions. Funds deposited with a single domestic bank are insured up to $250,000 in the aggregate by the Federal Deposit Insurance Corporation ("FDIC"). Cash and securities deposited with a single domestic brokerage institution are insured up to $500,000 per account type of which a maximum of $250,000 in cash is insured by the Securities Investor Protection Corporation ("SIPC"). At times, cash balances may exceed the insured limits. The Company has not experienced any losses in such accounts.

The Company records its investments at fair value. Fair value is the price that would be received by selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The Company utilizes valuation techniques to maximize the use of observable inputs and minimize the use of unobservable inputs. Assets and liabilities recorded at fair value are categorized within the fair value hierarchy based upon the level of judgment associated with the inputs used to measure their value.

The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). Inputs are broadly defined as assumptions market participants would use in pricing an asset or liability. The three levels of the fair value hierarchy are described below:

Fair Value Measurement – Definition and Hierarchy

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.

NOTE 2. SIGNIFICANT ACCOUNTING POLICIES (continued)

Level 2 inputs are inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly.

Level 3 are unobservable inputs for the asset or liability and rely on management's own assumptions about the expectation that market participants would use in pricing the asset or liability. The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data.

Equity Investment

As of December 31, 2016, the Company had a 50% ownership in Mexico. The Company acquired the remaining 50% ownership in a step up acquisition, at a premium of $369,225, on October 31, 2017. The Company deemed the fair value measurement of the acquired assets unnecessary and recorded the $369,225 premium in equity in income of investees in the consolidated statement of income. The Company accounted for this investment on the equity method for the period it owned only 50% and as a wholly-owned subsidiary for the remaining two months of 2017.

Condensed financial information for the joint venture for the ten months ended October 31, 2017 is as follow:

Summary of Statement of Operations:

Trading Income	$ 1,793,768
Operations and Administration expenses	(1,656,635)
Financial expenses and foreign exchange	47,686
Total expenses	(1,608,949)
Net Income before taxes	184,819
Corporate Taxes (Mexico)	-
Net Income	$ 184,819

The Company also has a 10% investment in an entity. The Company's investment balance is zero due to the fact that the Company's proportionate share of losses exceeds the capital investment.

NOTE 3. FAIR VALUE MEASUREMENTS

The Company's assets and liabilities recorded at fair value are categorized below based upon a fair value hierarchy in accordance with ASC 820 at December 31, 2017. See Note 2 for a definition and discussion of the Company's policies regarding this hierarchy. The Company's US Treasury bills owned are treated as cash and cash equivalents on the consolidated statement of financial condition and the consolidated statement of cash flows.

Assets	Level 1	Level 2	Level 3	Total
Equity securities	$ 235,912	$ -	$ -	$ 235,912
US Treasury bills	249,487	-	-	249,487
Sovereign government bonds	2,412,737	-	-	2,412,737
Corporate bonds	-	12,760,043	-	12,760,043
Foreign municipality bonds	-	1,170,600	-	1,170,600
Total	$ 2,898,136	$ 13,930,643	$ -	$ 16,828,779

Liabilities	Level 1	Level 2	Level 3	Total
Equity securities	$ (418,087)	$ -	$ -	$ (418,087)
Sovereign government bonds	(5,838,690)	-	-	(5,838,690)
Corporate bonds	-	(6,734,142)	-	(6,734,142)
Foreign municipality bonds	-	(2,001,660)	-	(2,001,660)
Total	$ (6,256,777)	$ (8,735,802)	$ -	$ (14,992,579)

NOTE 4. FIXED ASSETS

Furniture, equipment and leasehold improvements are stated at cost. Depreciation is recorded on a straight-line basis over the estimated useful life of the asset.

Leasehold improvements	$ 1,095,442
Office Suite Acquisition-Spain	1,083,655
Furniture	283,298
Computer and equipment	657,583
	3,119,978
Accumulated Depreciation and Amortization	(1,108,227)
Total Fixed Assets	$ 2,011,751

NOTE 5. INCOME TAXES

The Company is recognized as a Limited Liability Company (an "LLC") by the Internal Revenue Service. As an LLC, the Company is not subject to federal or state income taxes. The members report their distributive share of realized income or loss on their own tax returns. FASB ASC 740, *Income Taxes*, provides guidance for how uncertain tax positions should be recognized, measured, disclosed and presented in the financial statements. This requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Partnership's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained "when challenged" or "when examined" by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax benefit or expense and liability in the current year. For the year ended December 31, 2017 management has determined that there are no material uncertain income tax positions. The years that remain subject to examination by taxing authorities are 2016, 2015 and 2014.

NOTE 6. PROFIT SHARING PLAN

The Company sponsors a defined contribution profit-sharing plan pursuant to Internal Revenue Code Section 401(a), which covers substantially all Company employees. Contributions are solely at the discretion of the Company. The Company made a contribution to the plan during the year ended December 31, 2017 in the amount of $360,703.

NOTE 7. NET CAPITAL REQUIREMENTS

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the 'applicable' exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2017, the Company had net capital of $8,333,406 which was $8,054,691 in excess of its required net capital of $278,715. The Company's net capital ratio was 0.50 to 1.

NOTE 8. TRANSLATION OF FOREIGN CURRENCIES

Assets and liabilities denominated in foreign currencies are translated at year-end rates of exchange, while consolidated statement of income accounts are translated at exchange rates prevailing throughout the year. The impact of the translations is not material. Gains or losses resulting from foreign currency transactions are included in other expenses.

NOTE 9. COMMITMENTS AND CONTINGENT LIABILITIES

The Company has various offices in different locations. Future minimum lease payments are as follows:

Year ending December 31,	Total Amount
2018	$ 802,139
2019	872,042
2020	817,086
2021	871,931
Thereafter	2,277,914
	$ 5,641,112

Long term debt

The mortgage is payable in average monthly installments of $4,565, not including interest, through May 23, 2031. The rate on the mortgage is variable and is equal to Euribor + .09%. This rate is reviewed every six months. Maturities are as follows:

Year ending December 31,	Total Amount
2018	$ 52,369
2019	52,748
2020	53,129
2021	53,513
2022	53,899
Thereafter	469,359
	$ 735,017

NOTE 10. SUBSEQUENT EVENTS

Subsequent events have been evaluated through February 28, 2018, which is the date that these financials statements were available to be issued, and no events have been identified which require disclosure.

SUPPLEMENTARY INFORMATION

BCP SECURITIES, LLC
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2017

Credits:	
Total Members' Capital	$ 19,604,857
Debits:	
Nonallowable Assets:	
Net equity ownership in consolidated Subsidiaries	4,326,763
Furniture, equipment and leasehold improvements, net of accumulated depreciation and amortization	524,001
Security deposits and other assets	1,092,651
Total Nonallowable Assets	5,943,415
Net Capital before Haircuts on Securities	13,661,442
Haircuts on Securities	5,328,036
Net Capital per Rule 15c3-1	8,333,406
Minimum net capital requirement	278,715
Excess Net Capital	$ 8,054,691
Aggregate Indebtedness:	
Accrued expenses and other liabilities	$ 4,180,729
Ratio of Aggregate Indebtedness to Net Capital	0.50 to 1

No material differences existed between the above computation and the computation included in the Company's corresponding unaudited Form X-17A-5 Part IIA filing.

BCP SECURITIES, LLC & SUBSIDIARIES
COMPUTATION FOR DETERMINATION OF THE RESERVE REQUIREMENTS
AND INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS
FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-3 OF THE
SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2017

The Company is exempt from the provisions of Rule 15c3-3 under paragraph (k)(2)(ii) because the Company carries no margin accounts, promptly transmits all customer funds and delivers all securities received, does not otherwise hold funds or securities for or owe money or securities to customers and effectuates all financial transactions on behalf of customers on a fully disclosed basis.

BCP SECURITIES, LLC & SUBSIDIARIES
RECONCILIATION BETWEEN THE AUDITED AND UNAUDITED STATEMENTS OF FINANCIAL CONDITION WITH RESPECT TO METHOD OF CONSOLIDATION
AS OF DECEMBER 31, 2017

Account	Balances per Unaudited Form X-17A-5 Part IIA Filing ( ) indicates credit balance	Items Affecting Method of Consolidation	Balances per Audited Consolidated Statement of Financial Condition ( ) indicates credit balance
Cash and cash equivalents (*)	$ 6,042,476	$ 1,520,079	$ 7,562,555
Due from brokers	10,212,981	-	10,212,981
Securities owned (*)	16,579,292		16,579,292
Other investments	-	-	-
Furniture, equipment and leasehold improvements, net	524,001	1,487,750	2,011,751
Investments in and receivables from subsidiaries	4,326,763	(4,326,763)	-
Security deposits and other assets	1,092,651	510,791	1,603,442
Accrued expenses and other liabilities	(4,180,729)	808,144	(3,372,585)
Securities sold, not yet purchased	(14,992,579)	-	(14,992,579)

(*) Note: The Company's US Treasury bills (fair value of $249,487) were not reported as cash and cash equivalents on the unaudited Form X-17A-5 Part IIA filing, but were reported as "exempted securities." For purposes of the consolidated statements of financial condition and cash flows, the US Treasury bills were considered cash and cash equivalents.

SECTION II
SUPPLEMENTARY REPORTS

COHNREZNICK
ACCOUNTING • TAX • ADVISORY

CohnReznick LLP
cohnreznick.com

Report of Independent Registered Public Accounting Firm

To the Members
of BCP Securities, LLC

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) BCP Securities, LLC (the "Company") identified the following provisions of 17 C.F.R. §15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. §240.15c3-3: (2)(ii) (the "exemption provisions") and (2) the Company stated that the Company met the identified exemption provisions throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

CohnReznick LLP

New York, New York
February 28, 2018

BCP SECURITIES, LLC'S EXEMPTION REPORT

BCP Securities LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. 240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R 240.17a-5(d) (1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. 240.15c3-3 under the following provisions of 17 C.F.R. 240.15c3-3 (k)(2)(ii);

(2) The Company met the identified exemption provisions in 17 C.F.R. 240.15c3-3(k)(2)(ii) throughout the most recent fiscal year without exception.

BCP Securities, LLC

I, Randall E. Pike, swear that, to the best of my knowledge and belief, this Exemption Report is true and correct.

By:

President & CEO

February 28, 2018

BCP SECURITIES, LLC & SUBSIDIARIES

AUDITED CONSOLIDATED

FINANCIAL STATEMENTS

DECEMBER 31, 2017

BCP SECURITIES, LLC & SUBSIDIARIES

REPORT PURSUANT TO RULE 17a-5(d)

DECEMBER 31, 2017